October 10, 2007

Ms. Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
Washington, DC  20549

Re:           Sun Life of Canada (U.S.) Variable Account I (“Registrant”)
Pre-Effective Amendment No. 2 Related to Initial Registration Statement on Form N-6
File Nos. 811-09137 & 333-143354
Our telephone conversation of September 26, 2007

Dear Ms. Marquigny:

Thank you for your recent communication regarding the File referenced above.   A courtesy red-lined copy of the prospectus will be emailed contemporaneously with the filing of this correspondence.  The table of contents and all page number references in the clean prospectus are correct (as this may not be readily evident from review of the red-lined version).

1.	The prospectus and statement of additional information have been redated.

2.
The “Right of Return” section in the Risk/Benefit Summary of Policy has been revised to clarify a Policy must be returned within ten days of receipt.   The “Supplemental Benefits” section in the Risk/Benefit Summary of Policy has been revised to identify supplemental insurance as supplemental term insurance.

3.
The “The Variable Account” section in the Risk/Benefit Summary of Policy has been revised to state cost of insurance charges and other insurance-related charges are appropriate to a life insurance policy but not to a short-term savings vehicle.  Further, we indicate benefits will fluctuate because the benefits reflect the impact of certain economic conditions on the mutual funds underlying the Variable Sub-Accounts You have elected.

4.	The Fee Table has been revised to use Policy Year 1 for the Representative Owner in all instances where policy duration is a factor that varies the charge.

5.
The Charge column of the Optional Charges Table for the Waiver of Monthly Deductions Rider has the maximum, minimum and representative owner charge headings.   The Registrant shows these headings to be present in the clean and redlined copy forwarded within the correspondence filing made on September 21, 2007.

6.
Footnote 5 has been reinserted and states the Loan Lapse Protection Rider formula and page reference within the prospectus for additional rider detail.  The numeric example has been added to the “Loan Lapse Protection Rider” section of the Supplemental Benefits portion of the prospectus.

7.
A disclosure has been added to item 3 of the “Monthly Cost of Insurance Rates” section to state substandard risk classifications could be charged a rate up to 500% of the rate shown in the Fee Table.  Footnote 6 has been supplemented with this information and a cross reference to the “Monthly Cost of Insurance Rates” section is provided.

8.
The staff questions the Payment of Stipulated Amount Rider footnote in that it lists gender as a criteria but the minimum and maximum charges are both based on males.  The Registrant confirms the charges are correct.  The rates do vary by sex.  Disability rates for males are lower than females at younger ages and much higher for males than females at older ages.  That is why the maximum and minimum are for males.  Footnote 12 has been supplemented with this information.

9.	The last sentence of the third paragraph of “The Variable Account” section has been revised to clarify that fixed account allocations and death benefits are general corporate obligations.

10.	The “Fees and Expenses of the Funds” section has been revised so the last sentence of the second paragraph provides the same information as the Total Annual Fund Operating Expenses Table.

11.	The “Our General Account” section has been revised to provide a page cross-reference to the transfer restrictions section within the prospectus.

12.
The “Asset Allocation” section has been revised to state new premium will be allocated to the percentages of the terminated model unless the Company receives different instruction.  The Company’s asset allocation brochure is also provided (within the contemporaneously sent email with the red-lined prospectus).

The staff has advised that is has not reached a position on whether guidance by an unaffiliated vendor in some manner constitutes investment advice by the insurer or an affiliate.  In this case, we have no knowledge as to whether the policyowner’s representative is providing guidance.  It therefore does not seem probable that the insurer or an affiliate would be regarded as rendering investment advice.  However, Registrant, and its Depositor, Sun Life Assurance Company of Canada (U.S.), has determined that it has an obligation to notify policyowners that the asset allocation model that they selected has been terminated, although the rebalancing to that model will be continued until notified by the policyowner to allocate the Account Value differently.  Were the policyowner not notified, they have every reason to believe that the model is still current, available and fully operational and could hold the Registrant responsible for the consequences  of not notifying him/her when it is terminated.  If the policyowner’s registered representative assists the policyowner in selecting new allocations, that is not action by the Registrant or its Depositor.  Registrant respectfully submits that full and fair disclosure standards support the current disclosure included in the File referenced above.

This comment is particularly disturbing given the so-called Tandy representation, included below, that is required of Registrants, which forecloses them from asserting in any litigation that their disclosure (or absence thereof) or actions were mandated in the comment process with the Commission staff.

13.
The “About the Policy” section has been revised to add an opening paragraph to state the prospectus describes the standard features of the Policy and that the Policy may differ in some respects due to the insurance laws and regulations of the state where the Policy is issued.

14.	The first paragraph of the “Policy Application, Issuance and Initial Premium” section has been revised to clarify the additional charges which may be imposed for a substandard risk.

15.	The “Premium” section has been revised to add a paragraph to describe the impact of Specified Face Amount increases and decreases on premium.

16.
The “Increases” section has been revised to state monthly expense charges may also change if the risk classification application for a Specified Face Amount increase changes from the classification at issue.  Further, the section states an illustration can be provided upon request to show premium necessary to maintain coverage at the increased Specified Face Amount.

17.
The last paragraph of the “Surrenders and Surrender Charges” section has been revised to state future surrender charges are reduced by any charges already incurred for a decrease in Specified Face Amount.

18.
All loans are transferred from the Variable Sub-Accounts to the Fixed Account.  The prospectus had stated that allocation of charges would be proportional to Sub-Account Value less Policy Debt.  As Policy Debt would be in the Fixed Account, the reference to “in excess of Policy Debt” has been deleted wherever appropriate.

19.
The last paragraph of the “Partial Withdrawals” section has been revised to state a partial withdrawal will be allocated to a Variable Sub-Account at the Unit Value of that Variable Sub-Account next determined after receipt of the partial withdrawal request.

20.	The first paragraph of the “Policy Loans” section has been revised to state the Loan Lapse Protection Rider may also prevent policy termination.

21.
The “Short-Term Trading” and “Fund’s Harmful Trading Policies” sections have been revised to restrict trading only “into” Funds and where the monies are invested after being redeemed out of a Fund when the monies cannot be transferred into a Fund due to anit-market timing restrictions on that Fund.

22.
The third paragraph of the “Transfer Privileges” section has been revised to state the unit value of the variable subaccounts affected by a transfer request will be that next determined after receipt of such transfer request.

23.	A Policy Date definition has been added to the Glossary and all Policy Date references within the prospectus have been capitalized.

24.	An “ex-dividend date” definition has been added to the “Net Investment Factor” section.

25.	The “Splitting Units” section has been moved to follow the “Net Investment Factor” section.

26.	The “Insufficient Value”, “Grace Period”, “No-Lapse Guarantee” and “Minimum Premium Test” sections have been restated for clarity.

27.
The “Monthly Expense Charge” section has been revised to state the minimum and maximum Monthly Expense Charges are shown in the fee table and that an illustration provided at time of application will show the specific Monthly Expense Charge for the applicant.

28.	The “Monthly Cost of Insurance” section has been revised to state the applicable net amount at risk. A definition of Total Net Amount at Risk has been added to the Glossary.

29.
The “Monthly Cost of Insurance Rates” section and the “Supplemental Insurance Rider” section have been revised to describe the differences between the two mortality tables, the purpose for using two mortality tables and which table has the higher associated cost.

30.
The “Other Charges and Deductions” section has been revised to state the flat extra charge is determined in accordance with the Company’s underwriting guidelines and varies proportional to the additional mortality risk borne by the Company.

31.	The Waivers and Reduced Charges section has been retitled. Any reference to a charge waiver has been deleted.

32.
The “Waiver of Monthly Deductions Rider”, “Payment of Stipulated Amount Rider”, “Enhanced Cash Surrender Value Rider” and “Supplemental Insurance Rider” descriptions within the “Charges and Deductions” section have been revised to address all Item 5 instructions.

33.
To have the Charitable Giving Benefit Rider available, the policyowner must have issued a policy with a Specified Face Amount of at least $1,000,000.  If the policyowner does not meet this minimum at issue but later increases the Specified Face Amount to an amount equal to or greater than $1,000,000, the rider remains unavailable.  If the policyowner decreases the Specified Face Amount below $1,000,000 after issue, the rider will terminate by its terms.  The Company will remind the policyowner of the rider forfeiture at the time it receives the request for decrease and before processing the request.  The “Charitable Giving Benefit Rider” section has been revised to state this risk of rider forfeiture.

34.
The “Enhanced Cash Surrender Value Rider” section has been revised to state who should elect the rider and how the rider charge is calculated.  The section has been further revised to delete reference to an Enhanced Cash Surrender Value Period as surrender charges will never apply to any partial withdrawal, full surrender or Specified Face Amount increase.

35.
The “Long Term Accumulation (“LTA”) Rider” section has been revised to state who should elect the rider.   The section states the impact of front-end premium expense loads versus back-end surrender charges.  The parameters surrounding how the asset credit is calculated are stated.

36.	The “Distribution of Policy” section has been revised to state how compensation changes if the LTA Rider is elected.

37.           All references to NASD have been changed to FINRA.

38.	The SEC address on the back cover of the prospectus has been corrected.

39.
The Company is aware of the requirements of Section 17(e).  The payments disclosed in The Funds section of the prospectus are not compensation from the Funds, but as stated, are from the Fund’s investment advisers for our performance of a variety of administrative services.  In particular, it is not compensation of a form described in Section 17(e).  It is not unusual for affiliates to perform such administrative services for its fund affiliates.  Compensation for distribution services, if any, are provided pursuant to legally compliant 12b-1 plans.

Acceleration Request

Registrant believes that the Amendment is responsive to Staff comments and, therefore, Registrant and its principal underwriter, Clarendon Insurance Agency, Inc., intend to make an oral request for acceleration of the effective date of the Amendment to October 29, 2007.  The Registrant and its principal underwriter are aware of their obligations under the 1933 Act. In addition, the Registrant acknowledges that

•	Should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions and comments to the undersigned at (781)446-1638.

Sincerely,

/s/ Susan J. Lazzo

Susan J. Lazzo
Senior Counsel